SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP 500 BOYLSTON STREET BOSTON, MASSACHUSETTS 02116 TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com
DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM	May 23, 2018

FIRM/AFFILIATE

OFFICES

—————

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

—————

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

SYDNEY

TOKYO

TORONTO

VIA EDGAR

David Orlic

Senior Counsel

Disclosure Review Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:  The Gabelli Global Utility & Income Trust

        (File Nos.: 333-223652; 811-21529)

Dear Mr. Orlic:

Thank you for your oral comments provided on May 10, 2018 regarding your further review of the registration statement on Form N-2 filed on March 14, 2018 (the “Registration Statement”) by The Gabelli Global Utility & Income Trust (the “Fund”) with the U.S. Securities and Exchange Commission (the “Commission”) in light of the Fund’s letter responding to your initial comments on the Registration Statement dated May 1, 2018 (the “Initial Response Letter”). The Fund has considered your comments and authorized us to respond on its behalf as set forth below. Changes to the Registration Statement will be reflected in Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement, which the Fund intends to file on or about the date hereof, and will be marked to show all changes made since the initial filing of the Registration Statement.

Your oral comments are summarized in bold to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

***

David Orlic

May 23, 2018

Prospectus

1.	The third paragraph under the “Investment Objectives and Policies—Certain Investment Practices—Forward Foreign Currency Exchange Contracts” heading states: “In the case of futures and forward contracts, for example . . .” Please make the changes indicated below to this sentence (changes underlined and/or shown as strike-through text):

In the case of futures and forward contracts, for example, that are not required as a result of one or more contractual arrangements to settle for cash only in an amount equal to the change in value of the contract over its term but rather ~~may~~ are, per the terms of the contract, stated to settle through physical delivery ~~or in the notional amount~~, the Fund must segregate liquid assets equal to such contract’s full notional value while it has an open long position, or is equal to the market value of the ~~contract~~deliverable in the case of an open short position.”

The Fund has made the requested change.

Statement of Additional Information

2.	Investment Restrictions:

a.	The sixth sentence in the third paragraph under the “Investment Restrictions” heading states: “In accordance with SEC staff guidance and interpretations, when the Fund engages in such transactions, the Fund, instead of maintaining asset coverage of at least 300%, may segregate or earmark liquid assets, or enter into an offsetting position, in an amount at least equal to the Fund’s exposure, on a mark-to-market basis, to the transaction (as calculated pursuant to requirements of the SEC)” (emphasis added). Please revise “engages in such transactions” to “engages in certain such transactions.”

The Fund has made the requested change.

b.	Please revise the proposed final sentence for the third paragraph under the “Investment Restrictions” heading, as shown on Exhibit E of the Initial Response Letter, to state that from the outset of the transaction, in accordance with Investment Company Act Release 10666, “Securities Trading Practices of Registered Investment Companies” (April 18, 1979), for reverse repurchase agreements, the Fund will segregate the full amount of the Fund’s actual or potential cash payment obligations that the Fund will owe at settlement.

The Fund has made the requested change.

David Orlic

May 23, 2018

c.	The eighth sentence in the third paragraph under the “Investment Restrictions” heading, with the Fund’s proposed change, as shown on Exhibit F of the Initial Response Letter, states: “Short-term credits necessary for the settlement of securities transactions will not be considered to be borrowings under the policy.” We reference the Fund’s response in the Initial Response Letter. Please revise this statement by replacing “borrowings” with “senior securities.”

The Fund respectfully submits that the “Investment Restrictions” section discusses restrictions regarding “borrowings” and “senior securities” in two separate fundamental investment policies. The Fund therefore believes that the suggested revision to the explanatory statement to the fundamental policy regarding borrowing would be confusing. To address the Commission staff’s concern regarding the referenced sentence, the Fund has deleted it and revised the prior sentence to read as follows:

The investment restriction in (5) above will be interpreted to permit the Fund to (a) engage in trading practices and investments that may be considered to be borrowing or to involve leverage to the extent permitted by the 1940 Act, (b) segregate or earmark liquid assets or enter into offsetting positions in accordance with SEC staff guidance and interpretations, (c) engage in securities lending in accordance with SEC staff guidance and interpretations and (d) settle securities transactions within the ordinary settlement cycle for such transactions.

Exhibits

3.	Please be advised that for any future filings of new registration statements, the powers of attorney filed in connection with a new registration statement should confer specific authority to file such registration statement and any related amendments, in compliance with the requirement of Rule 483(b) under the Securities Act of 1933, as amended.

This comment is noted.

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon